SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C.  20549

                           SCHEDULE 13D

            UNDER THE SECURITIES EXCHANGE ACT OF 1934

                        Java Express, Inc.
                  ______________________________
                         (Name of Issuer)

             Common Stock, $0.001 Par Value Per Share
             ________________________________________
                  (Title of Class of Securities)

                            471905109
                  ______________________________
                          (CUSIP Number)

                     Branden Burningham, Esq.
                     455 East 500 South, #205
                     Salt Lake City, UT 84102
                           801-363-7411
____________________________________________________________________________
   (Name, Address and Telephone Number of Person Authorized to
               Receive Notices and Communications)

                           May 23, 2006
____________________________________________________________________________
     (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [_].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the "Exchange Act") or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act.







CUSIP No. 471905109

1)    NAME OF REPORTING PERSON

      Kelly Trimble

      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Unavailable
______________________________________________________________________________

2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

      (a) [_]
      (b) [_]
______________________________________________________________________________

3)    SEC USE ONLY
______________________________________________________________________________

4)    SOURCE OF FUNDS

      PF
______________________________________________________________________________

5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
______________________________________________________________________________

6)    CITIZENSHIP OR PLACE OF ORGANIZATION

      State of Utah
______________________________________________________________________________

NUMBER OF     7)    SOLE VOTING POWER
SHARES               950,000
BENEFICIALLY
OWNED BY      8)    SHARED VOTING POWER
EACH                 ___________
REPORTING
PERSON        9)    SOLE DISPOSITIVE POWER
                     950,000

              10)   SHARED DISPOSITIVE POWER
                     ___________
_____________________________________________________________________________

11)   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      950,000
______________________________________________________________________________

12)   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

      [_]
______________________________________________________________________________
13)   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      16.67%
______________________________________________________________________________

14)   TYPE OF REPORTING PERSON

      IN
______________________________________________________________________________

ITEM 1.  SECURITY AND ISSUER

     This statement on Schedule 13D relates to the common stock, $.001 par value per share (the "Common Stock"), of Java Express, Inc., a Nevada corporation (the "Company"). The Company's principal executive office is located at 5017 Wild Buffalo Avenue, Las Vegas, NV 89131.

ITEM 2.  IDENTITY AND BACKGROUND

     The following information is provided regarding the Reporting Person:

     (a)  Name: Kelly Trimble

     (b)  Business Address: 175 South Main, Suite 1230,
                            Salt Lake City, Utah 84111

     (c)  Principal Occupation: Investor

     (d) Reporting Person has not, during the past five years, been convicted in any criminal proceeding (excluding traffic violations and similar misdemeanors).

     (e) Reporting Person has not, during the past five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction or been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f)  Citizenship:  Reporting Person is a citizen of United States.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

      Personal funds: $750.00

ITEM 4.  PURPOSE OF THE TRANSACTION

     The Reporting Person owned 200,000 shares prior to his investment in the 750,000 shares acquired on May 23, 2006. The 750,000 shares were acquired from a stockholder as an additional investment in the Company. The Reporting Person may seek to acquire additional shares of the Company from other of its stockholders. In addition, the Reporting Person intends to introduce potential acquisition candidates to the Company and has as of this date identified a potential acquisition candidate which, if successful, may result in a change in control of Java Express.

     The Reporting Person intends to review on a continuing basis his investment in the Issuer and may, depending upon the evaluation of his financial planning, upon the Company's business and prospects and upon future developments in general business, economic and market conditions, determine to increase, decrease or continue to hold or dispose of the position in the Company.

     Except as set forth in the previous paragraphs, the Reporting Person has no plans or proposals that relate to or would result in: (a) the acquisition by any person of additional securities of the Company, or the disposition of securities of the Company; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation or any of its subsidiaries; (c) any change in the present Board of Directors or management of the Company; (d) any material change in the present capitalization or dividend policy of the Company; (e) any other material change in the Company, involving the Company or any of its subsidiaries; (f) a sale or transfer of a material amount of assets of the Company's business or corporate structure; (g) changes in the Company's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person; (h) causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;
(i) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or (j) any action similar to any of those enumerated in (a)-(i) above.

ITEM 5.  INTEREST IN SECURITIES OF THE COMPANY

     (a) The table below sets forth the aggregate number of shares and percentage of the Company's outstanding shares beneficially owned by the Reporting Person.

     Reporting Person   Number of Shares   Percentage of Total  Citizenship

     Kelly Trimble          950,000             16.67%*        United States

     (b) The Reporting Person holds the sole power to vote and to dispose or direct the disposition of his shares of Common Stock.

     (c) The Reporting Person has not effected any transaction in the Common Stock during the past 60 days, except as disclosed herein.

     (d)   Not applicable.

     (e)   Not applicable.

     * Based on 5,701,000 issued and outstanding as of December 31, 2005

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE COMPANY

         The Reporting Person acquired the 750,000 shares from a former officer of the Company. The Reporting Person also loaned the Company funds during 2005 which are the subject of an unpaid note in the principal amount of $6,000 with imputed interest of 6%; the note is convertible at the holder's option anytime after December 31, 2005 but no later than December 31, 2007 at a conversion price equal to the bid price as of the date of the conversion.
If there is no bid price at that date, the note can be converted into 60,000 shares of the Company's common stock.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

     None.

                            SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information named in this statement is true, complete and correct.

Date: May 31, 2006               /s/ Kelly Trimble
                                  ---------------------------------------
                                  KELLY TRIMBLE